UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2013

Commission File Number 001-34667

SEADRILL LIMITED

P.O. Box HM 1593
Par-la-Ville Place, 4th Floor
14 Par-la-Ville Road
Hamilton HM 08 Bermuda
(441)295-6935
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Seadrill Limited (the "Company"), dated October 21, 2013, announcing that the Company has completed the previously announced transaction to sell the T-16 tender rig to Seadrill Partners.

Attached hereto as Exhibit 99.2 is a copy of the press release of the Company, dated November 15, 2013, announcing that it has entered into an agreement to acquire from Prospector Offshore the company that owns the yard construction contract of the newbuild high specification jack-up rig Prospector 3.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED
(Registrant)
Dated: November 21, 2013
	By:	/s/	Georgina Sousa
Georgina Sousa
Secretary

EXHIBIT 99.1

SDRL - Seadrill Limited closes the tender rig T-16 transaction

Hamilton, Bermuda, October 21, 2013 - We refer to the press release dated October 11, 2013, which announced the transaction to sell the T-16 tender rig.

Seadrill Limited has completed the previously announced transaction to sell the T-16 tender rig to Seadrill Partners with effect from October 18, 2013.

The agreed upon sale is for a total price of US$200 million, less approximately US$93 million of debt outstanding under the credit facility secured by the T-16. Seadrill Limited has therefore sold the company that owns the T-16 in exchange for approximately US$107 million in unregistered common units that Seadrill Partners has issued to Seadrill Limited.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

EXHIBIT 99.2

SDRL - Seadrill Limited agrees to acquire high specification jack-up Prospector 3

Hamilton, Bermuda, November 15, 2013 - Seadrill Limited announced today that it has entered into an agreement to acquire the company that owns the yard construction contract of the newbuild high specification jack-up rig Prospector 3 from Prospector Offshore for a total purchase price of US$235 million. In addition, Seadrill will provide drilling and handling tools, spares and operations preparations resulting in a total cost for this rig, ready to drill, of approximately US$250 million.

The Prospector 3 is scheduled to be delivered from Dalian Shipbuilding Industry Offshore Co., Ltd. (DSIC Offshore) in China during the first quarter of 2014.  The new unit is based on the F&G JU2000E design, with water depth capacity of 400ft and drilling depth of 35,000ft.

The agreement with Prospector is subject to approval by DSIC Offshore.

The lack of premium jack-up newbuild activity over the last decade is beginning to be felt and demand is currently exceeding available supply.  The tightness in the market is leading many customers to contract these units for significantly longer terms than previously experienced for this asset class.  The Board of Seadrill continues to be of opinion that the premium jack-up market provides a compelling investment opportunity.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.